

Mail Stop 4631

October 1, 2009

By U.S. Mail

William Gupp
Vice President, General Counsel and Secretary
Trex Company, Inc.
160 Exeter Drive
Winchester, VA 22603-8605

Re: Trex Company, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed September 29, 2009
File No. 333-161732

Dear Mr. Gupp:

We have reviewed your filing and have the following comments.

Exhibit 5.1 (Opinion of Woods Rogers PLC)

1.   Please have counsel revise paragraph (d) of its opinion to provide that the depositary shares will constitute valid and binding obligations of the company. The opinion may be based upon appropriate assumptions (e.g., due execution and delivery of the deposit agreement and depositary receipts evidencing the depositary shares).

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Dieter King, staff attorney, at (202) 551-3338 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Brian Brown, Esq. (Via Facsimile 804-343-5021)